Exhibit 12.1

Acadia Healthcare Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(Dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2006	2007	2008	2009	2010	2010	2011
EARNINGS:
Income (loss) from continuing operations before income taxes	$(5,372)	$(5,666)	$(1,542)	$2,811	$7,158	$6,132	$(14,836)
Fixed charges, exclusive of capitalized interest (a)	277	1,223	905	953	1,018	750	4,900

Earnings	$(5,095)	$(4,443)	$(637)	$3,764	$8,176	$6,882	$(9,936)

FIXED CHARGES:
Interest charged to expense (b)	$175	$1,000	$735	$776	$760	$558	$4,155
Interest portion of rent expense (c)	102	223	170	177	258	192	745

Fixed charges, exclusive of capitalized interest	277	1,223	905	953	1,018	750	4,900
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	$277	$1,223	$905	$953	$1,018	$750	$4,900

Ratio of earnings to fixed charges	n/a	n/a	n/a	3.95x	8.03x	9.18x	n/a

Amount by which earnings are inadequate to cover fixed charges	$4,818	$5,666	$1,542	n/a	n/a	n/a	$14,836

(a)	Calculated in fixed charges section below.
(b)	Interest charged to expense excludes interest income and includes amortization of debt issuance costs.
(c)	The interest portion of rent expense is estimated to be 20% of consolidated rent expense.